January 3, 2006
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Extension of Time to Respond to SEC Letter dated as of December 14, 2005
Pharmion Corporation
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 000-50447
Dear Mr. Rosenberg:
This letter will confirm that, as discussed during my telephone conversation with SEC Staff Accountant Christine Allen on December 28, 2005, Pharmion Corporation intends to respond on or before January 20, 2006 to the Staff Comments contained in your letter dated as of December 14, 2005.

Sincerely, Pharmion Corporation
/s/ Erle T. Mast
By:	Erle T. Mast
Chief Financial Officer

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